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   PONDEL
   PARSONS
&  WILKINSON                                                       NEWS  RELEASE

   Corporate and Investor Relations


 ROHN Announces Proposed Merger with PiROD Holdings in Transaction Valued at
                                  $280 Million

      PEORIA,  Ill.,  Dec. 23  /PRNewswire/ -- ROHN  Industries,  Inc.  (Nasdaq:
ROHN), based in Peoria, Illinois, and privately held PiROD Holdings, Inc., headquartered in Plymouth, Indiana, today announced they have signed a definitive merger agreement in a stock and cash transaction that values the combined companies at $280 million.

      PiROD, which manufactures specialized equipment for the telecommunication industry, principally solid rod towers for wireless communications, has annual sales of approximately $56 million. ROHN, which manufactures tubular towers, equipment enclosures and other specialized equipment for the telecommunication industry, has annual sales of approximately $170 million.

      Under the terms of the agreement, which was unanimously approved by the boards of directors of both companies, PiROD will be merged into ROHN. The agreement provides for the conversion of up to 52.5 percent of the outstanding ROHN shares into the right to receive $3.78 per share in cash, which represents a premium of approximately 25 percent to the recent market price. If the holders of more than the permitted number of ROHN shares elect cash, the cash will be issued proportionally to those ROHN stockholders, who will retain the balance of their shares. The outstanding PiROD shares will be converted into a total of approximately 7.9 million ROHN shares.

      The transaction will be financed by ROHN and will consist of approximately $166.5 million of new senior indebtedness. Following the merger, it is expected that existing stockholders of ROHN and PiROD will own approximately 76 percent and 24 percent, respectively, of the outstanding shares of ROHN.

      The transaction is subject to stockholder and regulatory approval, including expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, and other customary closing conditions. It is expected to be completed on or about March 15, 1999.

      ROHN has delayed its 1998 annual stockholders' meeting to March to coincide with the stockholder vote on this transaction.

      "This milestone merger builds on the strengths of ROHN and PiROD in the rapidly changing telecommunication industry," said Brian B. Pemberton, ROHN's president and chief executive officer. "We are confident that the transaction, which will be immediately accretive to ROHN's earnings, will provide a unique opportunity to achieve efficiencies and to build the value of the combined enterprise for our respective customers, stockholders and employees."

      Myron C. Noble, chairman and chief executive officer of PiROD, said, "Our products are highly complementary with those of ROHN. This merger will enable the combined companies to pursue attractive growth opportunities. We look forward to joining forces with the ROHN organization and, together, enhancing our ability to exceed the ever increasing demands of our customers in terms of product offerings, value added engineering, installation services and manufacturing capacity."

      It is expected that PiROD will maintain its independent presence in the domestic marketplace, continuing its long-standing tradition of excellence in customer service.

      PiROD is an affiliate of Bain Capital, Inc., an investment firm based in Boston, Massachusetts. ROHN was advised on this transaction by Donaldson Lufkin & Jenrette Securities Corporation.

      ROHN Industries, Inc. is a leading manufacturer and installer of wireless infrastructure equipment for the telecommunications industry including cellular, PCS, radio and television broadcast markets. The company's products include towers, equipment enclosures/shelters, cabinets, poles and antenna mounts. ROHN has manufacturing locations in Peoria, Illinois; Frankfort, Indiana; and Bessemer, Alabama; and Curitiba, Brazil.

      The statements in this news release regarding the companies' or their respective management's expectations regarding future performance or events constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are subject to uncertainties that could cause the merger not to be consummated or the individual or combined company's actual operating and other results to differ materially from those set forth in this news release. Such risks and uncertainties include, but are not limited to, the sensitivity of the companies' businesses to economic conditions, competition and the companies' ability to successfully integrate their businesses and operations and achieve profitability following the merger.

SOURCE  ROHN Industries, Inc. and PiROD Holdings, Inc.

12/23/98

Contact: David LaRusso, Vice President & CFO of ROHN Industries, Inc., 309-633-5606; or Gary S. Maier of Pondel Parsons & Wilkinson for ROHN Industries, Inc., 310-207-9300.